Mail Stop 3010

April 29, 2010

Mr. Richard A. Doyle
Chief Financial Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

     RE: **Senoir Housing Properties Trust**
             Form 10-K for the period ended December 31, 2009
             Filed February 19, 2010
             File No. 1-15319

Dear Mr. Doyle:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             Kristi Marrone
             Staff Accountant